UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

February 4, 2026

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé 1

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Novo Nordisk initiates 2026 share repurchase programme

Bagsværd, Denmark, 4 February 2026 –The execution of Novo Nordisk A/S' overall share repurchase programme for 2026 of up to DKK 15 billion will be initiated on 4 February 2026. As part of this, Novo Nordisk A/S today initiates a new share repurchase programme for an amount up to DKK 3.8 billion, to be executed during the trading period 4 February 2026 through 4 May 2026. The purpose of the programme is to reduce the company's share capital and to meet obligations arising from share-based incentive programmes. A maximum of 400,000,000 B shares of DKK 0.10 in total can be bought during the trading period.

At the Annual General Meeting on 27 March 2025, an authorisation valid until the Annual General Meeting in 2026 allowing the Company to repurchase own shares was granted. Continuation of the share repurchase programme beyond 26 March 2026 is conditional upon an authorisation to repurchase own shares being granted at the Annual General Meeting 2026.

The programme will be conducted in accordance with Article 5 of Regulation No 596/2014 of the European Parliament and Council of 16 April 2014 (MAR) and the Commission Delegated Regulation (EU) 2016/1052 of 8 March 2016 (the "Safe Harbour Rules”).

Nordea Danmark, Filial af Nordea Bank Abp, Finland, will be acting as lead manager on the programme.

About Novo Nordisk

Novo Nordisk is a leading global healthcare company founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat serious chronic diseases built upon our heritage in diabetes. We do so by pioneering scientific breakthroughs, expanding access to our medicines and working to prevent and ultimately cure disease. Novo Nordisk employs about 68,800 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Instagram, X, LinkedIn and YouTube.

Contacts for further information

Media:
Ambre James-Brown	Liz Skrbkova (US)
+45 3079 9289	+1 609 917 0632
globalmedia@novonordisk.com	lzsk@novonordisk.com

Investors:
Michael Novod	Jacob Martin Wiborg Rode
+45 3075 6050	+45 3075 5956
nvno@novonordisk.com	jrde@novonordisk.com

Max Ung	Sina Meyer
+45 3077 6414	+45 3079 6656
mxun@novonordisk.com	azey@novonordisk.com

Alex Bruce	Christoffer Sho Togo Tullin
+45 34 44 26 13	+45 3079 1471
axeu@novonordisk.com	cftu@novonordisk.com

Frederik Taylor Pitter
+1 609 613 0568
fptr@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 1 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 06 / 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: February 4, 2026	NOVO NORDISK A/S Maziar Mike Doustdar Chief Executive Officer